ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 18, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549-3628

Attn:  David L. Orlic

Re:                               Adolor Corporation

Schedule TO-T filed by Cubist Pharmaceuticals, Inc. and FRD Acquisition Corporation

Filed November 7, 2011

File No.  005-60253

Dear Mr. Orlic:

On behalf of our clients, Cubist Pharmaceuticals, Inc. (“Cubist”) and FRD Acquisition Corporation (“FRD” and together with Cubist, the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 14, 2011 (the “Comment Letter”), with respect to the Schedule TO-T filed by the Company with the Commission on November 7, 2011 (SEC File No. 005-60253) (the “Schedule TO”) in connection with the offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Adolor Corporation (“Adolor”).

The responses contained herein are based upon information provided to Ropes & Gray LLP by the Company. Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by the Company’s response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).  In addition, the Company is simultaneously filing Amendment No. 4 to the Schedule TO with the Commission to amend the Schedule TO in response to the Comment Letter.

General

1.                                      Please provide us with your detailed legal analysis as to whether the contingent payment rights are securities, the offer and sale of which should be registered under the Securities Act of 1933.  In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.

Response:

The Company believes that the contingent payment rights (the “CPRs”) included in the consideration offered to the stockholders of Adolor in connection with the proposed acquisition of Adolor by Cubist are not securities for purposes of Section 2(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), and, therefore, are not required to be registered under the Securities Act. The Company structured the CPRs to comply with the criteria established by the Staff in numerous no action letters for contingent payment rights. The CPRs also are comparable to those described in filings by other acquirors.

Staff No Action Positions

The Staff has repeatedly taken no action positions when asked whether contingent payment rights similar to the CPRs must be registered under the Securities Act.

In Minnesota Mining and Manufacturing Company (“3M”) (October 13, 1988), the Staff did not require registration of contingent payment rights used as partial consideration in a merger.  Those rights were to be paid in shares of 3M stock, the number of which was dependent upon the acquired company meeting specified revenue targets.  The Staff cited the following facts as being particularly relevant to its analysis: (1) the rights were an integral part of the consideration to be received by the stockholders of the acquired company; (2) the holders of the rights were to have no rights common to stockholders, such as voting and dividend rights; (3) the rights bore no stated rate of interest; (4) the rights were not assignable or transferable except by operation of law; and (5) the rights were not represented by any form of certificate or instrument.

In Essex Communications Corp. (“Essex”) (June 28, 1988), the Staff did not require registration of deferred cash rights that were a portion of the consideration in U.S. Cable Television Group’s acquisition of Essex.  The value of those rights was related in part to the number of subscribers to certain cable networks, which was uncertain as of the transaction’s closing.  The Staff based its no action position upon the following facts: (1) the rights were an integral part of the consideration to be received in the transaction; (2) the rights did not represent an ownership interest in Essex or the acquiring company; (3) the rights were not transferable except by operation of law or by will; (4) the rights were not represented by any form of certificate or instrument; and (5) any amount ultimately paid to the holders of the rights would not depend upon the operating results of Essex or the acquiring company.

In Slater Development Corp. (“Slater”) (May 9, 1988), the Staff did not require registration of deferred cash rights that were a portion of the consideration in a merger.  The holders of these rights were entitled to receive a percentage of certain funds, the amount of which depended upon the resolution of a lawsuit.  The Staff cited the same factors as in Essex as being particularly relevant to its analysis in Slater.

The Staff has taken additional no action positions regarding contingent payment rights similar to the CPRs.  See e.g., CMC Real Estate Corporation (March 20, 1987); Star Supermarkets, Inc. (December 22, 1982); Lorimar, Inc. (November 4, 1985); First Boston, Inc. (December 2, 1988); Northwestern Mutual Life Insurance Company (March 3, 1983); Lifemark Corporation (November 17, 1981); GID/TL, Inc. (March 21, 1989); Genentech Clinical Partners (April 28, 1989); Quanex Corporation (July 28, 1989); Marriott Residence Inn Limited Partnership (February 20, 2002) and Marriott Residence Inn Limited Partnership II (May 8, 2002).

Recent Transactions

The criteria established in the no action letters noted above are well-established and have been relied upon in recent transactions involving contractual contingent payment rights.

In ViroPharma’s October 2008 acquisition of Lev Pharmaceuticals, ViroPharma agreed to pay each Lev stockholder an upfront cash payment, a fraction of a share of ViroPharma common stock, and a non-transferable contingent value right entitling the holder to receive up to two payments in cash, each payment contingent upon the achievement of certain regulatory and commercial milestones.  The first contingent payment was payable if the FDA approved Lev’s Cinryze product, and the second contingent payment was payable if Cinryze reached at least $600 million in cumulative net product sales within a specified time period.

In Ligand Pharmaceuticals’s December 2008 acquisition of Pharmacopeia, the consideration included an upfront cash payment,  shares of Ligand common stock and a contingent value right entitling the holder to receive an aggregate cash payment of $15 million if, on or prior to December 31, 2011, Ligand entered into a license, sale, development, marketing or option agreement with respect to a product candidate from Pharmacopeia’s dual angiotensin and endothelin receptor antagonist program.

In The Medicines Company’s February 2009 acquisition of Targanta Therapeutics, the consideration consisted of $2.00 per share in cash plus contractual rights to receive up to an additional $4.55 per share in cash payments contingent upon the achievement of specified regulatory and commercial milestones within agreed upon time periods.

In Forest Laboratories’s April 2011 acquisition of Clinical Data, the consideration consisted of $30.00 per share in cash plus contractual rights to receive up to an additional $6.00 per share in cash payments contingent upon the achievement of specified commercial milestones within agreed upon time periods.

The Contingent Payment Rights

The CPRs included in the consideration offered to the stockholders of Adolor are structured in a similar manner to the rights involved in the transactions described in the no action letters and the recent acquisitions discussed above.  Each CPR represents the non-transferable contractual right to receive up to $4.50 in cash if certain regulatory and/or commercial milestones relating to Adolor’s pipeline candidate, currently known as ADL5945 (the “Product”), are achieved within agreed upon time periods. The milestones and payments can be summarized as follows:

•                  $1.25 per CPR payable if the Product receives FDA approval for the treatment of opioid induced constipation (“OIC”) on or before July 1, 2019; and

•                  An additional $1.75 per CPR payable if such FDA approval meets certain safety, efficacy, and timing criteria (“Additional FDA Payment”); and

•                  $0.50 payable if the Product receives centralized EU approval for the treatment of OIC on or before July 1, 2019; and

•                  An additional $1.00 per CPR payable if such centralized EU approval meets certain safety, efficacy, and timing criteria (“Additional EMA Payment”).

If, as of July 1, 2019:

•                  the Additional FDA Payment has not been earned, up to $1.75 per CPR payable if certain commercial milestones for the Product are reached; and

•                  the Additional EMA Payment has not been earned, up to $1.00 per CPR payable if certain commercial milestones for the Product are reached.

The following specific characteristics of the CPRs should remove them from the category of securities required to be registered under the Securities Act:

The CPRs are an integral part of the consideration to be received by Adolor stockholders in the Offer and will represent only the right to receive the contingent payments described above. Any amount ultimately paid to the holders of the CPRs will not depend upon the general operating results of Cubist, FRD, or Adolor, as entities, but will only relate to the milestones set forth above. The CPRs will not represent any ownership interest in Cubist, FRD, or Adolor, and holders will not have any voting, liquidation, or dividend rights. The CPRs will not be evidenced by any certificate or other instrument and will not be assignable or transferable except upon death by will or intestacy, pursuant to a court order, by operation of law, or in the case of CPRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner to the extent allowable by the Book-Entry Transfer Facility. The CPRs will be of limited duration and will not bear any stated interest rate.

On the basis of the foregoing, the Company believes that the CPRs are not securities that must be registered under the Securities Act.

2.                                      Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration, the uncertainty of the total consideration to be paid to security holders, and the large part of the total consideration represented by the contingent consideration. In your analysis, please address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

Response:

The Company has reviewed the Commission’s tender offer rules and regulations, including Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company believes that the offer to purchase all of the outstanding shares of Adolor common stock on the terms and conditions stated in the Offer to Purchase and related letter of transmittal complies with these rules and regulations for the reasons set forth herein.  The per share consideration offered in the Offer consists of the right to receive $4.25 in cash (the “Closing Amount”) plus one non-transferrable CPR, which represents the contractual right to receive up to $4.50 in cash if specified regulatory and/or commercial milestones are achieved within agreed upon time periods (the Closing Amount plus one CPR, or any such higher consideration per Share that may be paid pursuant to the Offer, is referred to in the Offer to Purchase as the “Offer Price”). The component of consideration represented by the CPRs will in fact be paid in compliance with the prompt payment rule because the CPRs are not a deferred cash payment to Adolor stockholders. Instead, the CPRs represent the contractual right to receive cash payments if, and only if, certain milestones are achieved, in accordance with the terms of the Contingent Payment Rights Agreement (the “CPR Agreement”).  The Offer Price will be paid promptly following completion of the initial offering period for shares that are validly tendered and not properly withdrawn on or prior to the expiration of the Offer.  If FRD undertakes a subsequent offering period in accordance with the terms of the Agreement and Plan of Merger, dated as of October 24, 2011, among the Company and Adolor (the “Merger Agreement”), FRD will accept and promptly pay the Offer Price for shares as shares are tendered during the subsequent offering period.

The rights of former Adolor stockholders will be fixed, and Cubist’s obligations in respect of the CPRs will become binding upon acceptance of the shares for payment by FRD.  The rights agent will create a CPR register to reflect the registered holders of CPRs and will be required to maintain and update the CPR register as provided in the CPR Agreement.

The Company believes that the inclusion of CPRs as a component of the Offer Price is not inconsistent with the intent of Rule 14e-1(c), which was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer” (Commission Release No. 34-16384, Nov. 29, 1979).  Specifically, FRD will promptly pay the “consideration” for the deposited securities by (1) paying the Closing Amount and (2) on or prior to the expiration date for the initial offering period, entering into the CPR Agreement.  Rule 14e-1(c) does not mandate that payment for securities tendered be made entirely in cash, but rather that payment of the “consideration” (here the Closing Amount and the CPRs) be made promptly following the expiration of the applicable offering period.  To read Rule 14e-1(c) to require that payment consist entirely of cash in order to be “prompt” would be inconsistent with the word “consideration” in the text of the rule.  The consideration here will be paid promptly, and Adolor’s stockholders will not have their Adolor stock tied up following expiration of the Offer.  The abuse at which this rule is directed will not occur.

Important public policy reasons also argue in favor of permitting this acquisition to be structured as a two-step cash/CPR exchange offer followed by a cash/CPR merger.  An alternative structure would be a one-step cash/CPR merger to which the Commission’s tender offer rules would not apply.

The Commission has made clear on more than one occasion that it does not wish to disfavor the tender offer as an acquisition structure.  Specifically, in Commission Release No. 34-42055 (Oct. 22, 1999), the Commission stated that its goals in proposing and adopting the changes contemplated by that release were to harmonize inconsistent disclosure requirements and to alleviate unnecessary burdens associated with the compliance process.  More recently, in Commission Release No. 34-54684 (Nov. 1, 2006), the Commission reiterated its goal of alleviating regulatory disincentives associated with tender offers and stated its belief that the interests of security holders are better served when all acquisition structures are viable options.  Therefore, the availability of the tender offer structure and process is consistent with, and even supported by, public statements made by the Commission.

Recent Precedents

The Company has identified a number of recent tender offers that utilized the same tender offer/contingent payment right structure as the Offer.  See, for example, the Schedule TO filed with the Commission on March 8, 2011 relating to the proposed acquisition of all outstanding shares of common stock of Clinical Data by Magnolia Acquisition Corp., a wholly-owned subsidiary of FL Holding CV and an indirect wholly-owned subsidiary of Forest Laboratories, for consideration of $30.00 per share in cash, plus the contractual contingent value right to receive additional consideration of up to $6.00 per share upon the achievement of certain milestones; and the Schedule TO filed with the Commission on January 27, 2009 relating to the proposed acquisition of all outstanding shares of common stock of Targanta Therapeutics by Boxford Subsidiary Corporation, a wholly-owned subsidiary of The Medicines Company for consideration of $2.00 per share in cash plus the contractual right to receive up to an additional $4.55 per share in contingent cash payments upon the achievement of specified regulatory and commercial milestones within agreed upon time periods.  With respect to the issues of prompt payment under the Commission’s tender offer rules, the Company believes that the Offer is not distinguishable from these tender offers.

Other Precedents

The Company further notes that the Staff has granted no action relief to issuers conducting tender offers where the consideration offered to security holders was the right to receive a cash payment in the future if specified conditions are met.  See, for example, Martha Stewart Living Omnimedia, Inc. (“MSLO”) Commission No action Letter (November 7, 2003) (the “MSLO Letter”) and Microsoft Corporation (“Microsoft”) Commission No action Letter (October 15, 2003) (the “Microsoft Letter”).  In the MSLO Letter, the Staff granted MSLO exemptive relief from the prompt payment requirements of Rules 13e-4(f)(5) and 14e-1(c) promulgated under the Exchange Act in connection with an exchange offer to certain holders of outstanding options in which tendering holders would receive as consideration for their eligible options a right to receive in the future a cash payment so long as the holder remained continuously employed with MSLO through a specified date.  In the Microsoft Letter, the Staff granted Microsoft exemptive relief from the prompt payment requirements of Rule 13e-4(f)(5) in connection with an exchange offer to certain holders of outstanding options in which a portion of the consideration to be received by tendering holders was a payment subject to continued employment at Microsoft for approximately two to three years after the offer period expired.

Proportion of Total Offer Price Represented by CPRs

Each CPR represents the contractual right to receive up to $4.50 in cash if specified regulatory and/or commercial milestones are achieved within agreed upon time periods.  The amount of $4.50 represents the maximum potential amount payable in respect of each CPR.  If some specified milestones are not achieved, only a portion or none of the contingent cash payments will be paid to former Adolor stockholders.  Because of the uncertainty relating to actual payment in respect of the CPRs, and the timing of any such payments, the proportion of the total Offer Price represented by the CPRs should not be determined solely by reference to the nominal maximum potential dollar amount.  The Company notes that the last reported sale price for Adolor common stock on November 17, 2011 was $4.72 per share, which represents approximately a 12% premium to the Closing Amount.

Enforceability of CPRs

Cubist will pay the Offer Price for the tendered shares by delivering the cash payment and by fixing the rights under the CPR Agreement.  As set forth in more detail in response #3 below, the Company believes that the CPRs represent binding obligations of Cubist and will be enforceable by the CPR holders from and after the consummation of the Offer under Delaware law and pursuant to the terms of the CPR Agreement.

Item 1004 of Regulation M-A

Item 1004(a) of Regulation M-A requires disclosure of the material terms of a transaction.  Section (1)(ii) of Item 1004(a) requires that the bidder disclose the type and amount of consideration to be offered to security holders.  In the Offer to Purchase for the Adolor transaction, the Company has disclosed the consideration offered.  See for example the disclosure on the first page of the Introduction, which states:

“FRD Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation (“Cubist”), hereby offers to purchase all of the outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Adolor Corporation, a Delaware corporation (“Adolor”), at a price of $4.25, in cash (the “Closing Amount”), for each outstanding Share, plus one non-transferrable contingent payment right (“CPR”), which represents the contractual right to receive up to $4.50, in cash, if specified regulatory and/or commercial milestones are achieved within agreed upon time periods (the Closing Amount plus one CPR, or any such higher consideration per Share that may be paid pursuant to the Offer is referred to in this Offer to Purchase as the “Offer Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).”

This disclosure is repeated in the Offer to Purchase on pages iv and 4.  The Offer to Purchase also discloses in detail the specified regulatory and commercial milestones that must be achieved for payments to be due under the CPRs.  See for example the disclosure under the caption “What is a CPR and how does it work?” and “Is it possible that no payments will become payable to the holders of Contingent Payment Rights?” on page v and the related disclosure on pages 37 through 41, where the Company has disclosed not only the specific contingent payment milestones but also a summary of all of the material terms of the CPR Agreement, including the provisions providing for notices and payments.

The disclosure in the Offer to Purchase also references, and incorporates by reference, the Merger Agreement, which is filed as an exhibit to the Schedule TO, and the form of CPR Agreement, which is an annex to the Offer to Purchase.  The Company mailed the Offer to Purchase, including the form of the CPR Agreement, to each Adolor stockholder.

For the reasons outlined above, the Company believes that the disclosure in the Offer to Purchase covers the material terms of the consideration.

3.                                      Please clarify your disclosure as to whether holders of contingent payment rights are beneficiaries of the agreements.  Disclose the contractual rights the holders have against the company and/or the paying agent with respect to those parties’ respective obligations owed to holders pursuant to the agreements. Disclose for example, any limitations imposed on the enforcement of rights by holders.

Response:

In accordance with Section 1.1(e) of the Merger Agreement, Parent will enter into the CPR Agreement at or prior to the first time shares are accepted for payment pursuant to the Offer.  Section 6.4 of the CPR Agreement makes it clear that the holders of the CPRs are intended third-party beneficiaries of the CPR Agreement.  Specifically, Section 6.4 provides as follows:

“Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and assignees, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the, Rights Agent, Parent, Parent’s successors and assignees, and the Holders. The rights of Holders are limited to those expressly provided in this Agreement and the Merger Agreement.”

The key to third-party standing in contract law is the intent to benefit the third party.  See, e.g., Amirsaleh v. Bd. of Trade of the City of N.Y., Inc., C.A. No. 2822-CC, 2008 WL 4182998, at *4 (Del. Ch. Sept. 11, 2008) (holding that equity owners of a target corporation had standing to sue the acquiror as intended third-party beneficiaries of a merger agreement in connection with a dispute relating to the payment of merger consideration, notwithstanding that the merger agreement disclaimed the existence of third party beneficiaries).  To qualify as a third-party beneficiary of a contract (1) the contracting parties must have intended that the third-party beneficiary benefit from the contract, (2) the benefit must have been intended as a gift or in satisfaction of a pre-existing obligation to that person, and (3) the intent to benefit the third party must be a material part of the parties’ purpose in entering into the contract. Id.  Here, it is unambiguous that the holders of CPRs are intended beneficiaries of the CPR Agreement because the Merger Agreement, the CPR Agreement, and the Offer to Purchase all manifest a clear intent to benefit the former Adolor stockholders as holders of CPRs.  In addition to the express terms of Section 6.4 of the CPR agreement, references in the second recital in the Merger Agreement, Section 1.1 of the Merger Agreement, the second recital in the CPR Agreement, Sections 2.1 and 2.4 of the CPR Agreement, and throughout the Offer to Purchase, including on the cover page of the Offer to Purchase and, in the “Summary Term Sheet” and “Frequently Asked Questions” Sections of the Offer to Purchase all confirm the contractual right of the Adolor stockholders to the CPR payments.  In addition, Section 12 of the Offer to Purchase, under the heading “Contingent Payment Rights Agreement and CPRs” provides detailed disclosure of the contractual rights the holders have against Cubist and/or the rights agent, including with respect to payments and notices under the CPR Agreement, audit rights, dispute resolution and amendments.  Based on the foregoing, the Company believes that the CPRs will be enforceable by the holders of CPRs under state law and that the material rights of the holders have been adequately disclosed.

4.                                      Please provide your analysis as to the materiality of bidder financial statements under Item 1010(a) and (b) of Regulation M-A, particularly in light of the contingent payment rights.

Response:

Item 10 of Schedule TO requires the disclosure of financial information regarding the bidder only where such information is material.  Given the financial position of Cubist relative to the terms of the Offer, the Company does not believe that the financial statements of Cubist or FRD are material to the decision of an Adolor stockholder to tender in the Offer, and, therefore, does not believe financial statements are required to be included in the Schedule TO.

Instruction 1 to Item 10 specifies that “[f]inancial statements must be provided when the offeror’s financial condition is material to [a] security holder’s decision whether to sell, tender or hold the securities sought.” In the Regulation M-A adopting release (Release Nos. 33-7760, 34-42055; October 22, 1999) (the “Adopting Release”), the SEC stated that generally there are several factors that should be considered in determining whether the financial statements of the bidder are material, including: (i) whether the purpose of the tender offer is for control of the subject company, and (ii) the ability of the bidder to pay for the securities sought in the tender offer. The Adopting Release further specified that “[f]inancial information can be material when a bidder seeks to acquire the entire equity interest of the target and the bidder’s ability to finance the transaction is uncertain.” The Company respectfully submits that its financial condition is not material to a stockholder’s decision whether to sell, tender or hold the shares sought because Cubist has sufficient financial resources to pay for the shares sought in the Offer.

In addition, while Instruction 2 to Item 10 of Schedule TO sets forth the factors which, if satisfied, permit an offeror to determine that its financial statements are not material to a tendering stockholder’s decision, these factors are not exclusive. In this transaction, three of the four factors set forth in Instruction 2 are satisfied: (i) the Offer is not subject to a financing condition, (ii) Cubist is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR, and (iii) the Offer is for all of the outstanding securities of the subject class. As previously discussed, the consideration being offered to Adolor stockholders by Cubist is comprised of cash and the CPRs.  The Company does not believe that the inclusion of the CPRs in the consideration being offered to Adolor’s stockholders, or any other fact or circumstance of the Offer, renders the financial statements of Cubist material to a stockholder’s decision to sell its shares of Adolor common stock pursuant to the Offer for the following reasons:

•                  none of the contingent payment milestones is based on Cubist’s financial results or position;

•                  as noted on page 17 of the Offer to Purchase, Cubist estimates that the total amount of funds required to purchase all outstanding shares of Adolor common stock pursuant to the Offer and to complete the merger could be up to approximately $415 million, which includes up to approximately $225 million in payments pursuant to the CPRs;

•                  as of September 30, 2011, Cubist had a market capitalization of over $2 billion and total assets of more than $1.5 billion, including cash, cash equivalents and short-term investments of more than $975 million, which is more than twice the total maximum amount of up to approximately $415 million that could become payable with respect to the Closing Amount and the CPRs; and

•                  the Offer is not conditioned upon any financing arrangements.

Because Cubist’s historical financial statements are available publicly and allow Adolor stockholders to assess Cubist’s available resources, the only financial statements potentially contemplated by Item 10 to which Adolor stockholders would not have access would be the pro forma financial statements referred to in Item 1010(b) of Regulation M-A. The Company does not believe that such pro forma statements would provide meaningful additional information to Adolor stockholders.

In light of the foregoing, Cubist believes that its financial condition is not material to an Adolor stockholder’s decision to participate in the Offer.

5.                                      Please disclose the aggregate number and percentage of shares subject to the Tender and Voting Agreements.

Response:

As disclosed on page 41 of the Offer to Purchase, the aggregate number of shares subject to the Tender and Voting Agreements is 1,290,242.

In response to the Staff’s comment the Company will revise the second sentence of the first paragraph of Section 12 — “Tender and Voting Agreement” of the Offer to Purchase to read as follows:

“Collectively, the executive officers and directors of Adolor have agreed to tender into the Offer 1,290,242 Shares held by them (approximately 2.77% of all outstanding Shares), subject to the foregoing limitation.”

Available Information, page 16

6.                                      We note the disclaimer in the last sentence of this section.  While you may include appropriate language about the limits on the reliability of the information in your tender offer materials, you may not disclaim responsibility for its accuracy or completeness.  Please revise.

Response:

In response to the Staff’s comment the Company will delete the following language from page 16 of the Offer to Purchase:

“Although we and Cubist do not have any knowledge that any such information is untrue, neither we nor Cubist takes any responsibility for the accuracy or completeness of such information or for any failure by Adolor to disclose events that may have occurred and may affect the significance or accuracy of any such information.”

Amendments to the Contingent Payment Rights Agreement, page 40

7.                                      The third paragraph of this section does not appear to comport with Section 5.2(a) of the contingent payment rights agreement regarding when consent of a majority of the holders is required.  Please advise, or revise your disclosure.

Response:

In response to the Staff’s comment the Company will revise the beginning of the third paragraph of Section 12 — “Contingent Payment Rights Agreement and CPRs — Amendments to the Contingent Payment Rights Agreement” of the Offer to Purchase to read as follows:

“With ~~Without~~ the consent of the holders…”

Tender and Voting Agreement, page 41

8.                                      We note that each executive officer and director of Adolor has granted Cubist an option to purchase subject securities under certain circumstances.  Please provide your analysis under Rule 14e-5 and Rule 14d-7.

Response:

The Company believes that (1) the prohibition set forth in Rule 14e-5 under the Exchange Act does not apply to the option to purchase subject securities granted to the Company by each of the executive officers and directors of Adolor pursuant to the Tender and Voting Agreements, dated as of October 24, 2011 (the “Tender and Voting Agreements”), and (2) in any event, the exception set forth in paragraph (b)(7)  of Rule 14e-5 provides an exemption from such prohibition.

As stated in paragraph (a) of Rule 14e-5, the prohibition on purchasing or arranging to purchase any subject securities except as part of the tender offer applies from the “time of public announcement of the tender offer until the tender offer expires.” As described in page 41 of the Offer to Purchase, the Tender and Voting Agreements were entered into in connection with the execution of the Merger Agreement, which occurred on October 24, 2011, prior to the public announcement of the Offer. Furthermore, the actual purchase of shares would not be consummated, if at all, until after the expiration of the tender offer period, thereby not occurring during the prohibited period under the rule.

Furthermore, the Company believes that the exception set forth in paragraph (b)(7) of Rule 14e-5 (Purchases Pursuant to Contractual Obligations) (the “Exception”) provides an applicable exemption from the requirements of the rule with respect to the option to purchase subject securities granted to Cubist by each of the executive officers and directors of Adolor pursuant to the Tender and Voting Agreements. In order to qualify for the Exception, a contract (such as the Tender and Voting Agreement) pursuant to which the purchase and arrangements to purchase are carried out must be (1) entered into before public announcement of the tender offer,
(2) unconditional and binding on both parties, and (3) disclosed in all of its material terms (including quantity, price and parties) in the offering materials.

As noted above and described in page 41 of the Offer to Purchase, the Tender and Voting Agreements were entered into in connection with the execution of the Merger Agreement, which occurred on October 24, 2011, prior to the announcement of the tender offer. The Tender and Voting Agreements are unconditional and binding upon both parties. Finally, all material terms (including quantity, price and parties) relating to the Tender and Voting Agreements are disclosed in pages 41 through 43 of the Offer to Purchase. Consequently, if the rule applies, the Exception to the prohibition should be satisfied.

Rule 14d-7

Rule 14d-7 under the Exchange Act provides that a person who has deposited securities pursuant to a tender offer has the right to withdraw those securities while the offer remains open.  The option to purchase included in the Tender and Voting Agreements is exercisable during the 60 days after the Company “has acquired Shares pursuant to the Offer.”  The option, consequently, is not exercisable until after the expiration of the Offer.

Conditions of the Offer, page 43

9.                                      All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before expiration.  Please revise condition (iii) accordingly.

Response:

In response to the Staff’s comment the Company will revise the last paragraph of Section 14 — “Conditions of the Offer” of the Offer to Purchase to read as follows:

“The foregoing conditions are for the sole benefit of us and Cubist, and may be asserted by us or Cubist at any time from time to time until the Offer shall have expired or been terminated, regardless of the circumstances giving rise to such condition (except that our own action or inaction may not cause a failure of a condition to the Offer) and, except for the Minimum Condition, the foregoing conditions~~, and~~ may be waived by us or Cubist in whole or in part at any time and from time to time until the Offer shall have expired or been terminated ~~and in the sole discretion of us or Cubist~~, subject in each case to the terms of the Merger Agreement and applicable law. The foregoing conditions shall be determined subject to the principles of contract interpretation and construction under the applicable laws of the State of Delaware, which the parties elected to govern the interpretation and construction of the Merger Agreement. The failure by us or Cubist at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time until the Offer shall have expired or been terminated.”

10.                               We note condition (iii)(e).  The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror.  Please revise this condition to include an objective standard, such as a standard of reasonableness, against which satisfaction of the condition may be evaluated.

Response:

As disclosed on page 45 of the Offer to Purchase, the Company has indicated that all conditions set forth in condition (iii) are subject to the principles of contract interpretation and construction under the applicable laws of the State of Delaware, which the parties elected to govern the interpretation and construction of the Merger Agreement. Satisfaction of this condition is not left to the sole determination of the Company. Rather, the Company believes this condition is no different from other conditions with respect to the ability to objectively verify that the condition has been satisfied in accordance with applicable law.

11.                               You state in the final paragraph of this section that you may assert any condition regardless of the circumstances giving rise it.  Please revise to remove the implication that the conditions may be triggered by your action or inaction and are thus within your control.

Response:

In response to the Staff’s comment the Company will revise the last paragraph of Section 14 — “Conditions of the Offer” of the Offer to Purchase to read as follows:

“The foregoing conditions are for the sole benefit of us and Cubist, and may be asserted by us or Cubist at any time from time to time until the Offer shall have expired or been terminated, regardless of the circumstances giving rise to such condition (except that our own action or inaction may not cause a failure of a condition to the Offer) and, except for the Minimum Condition, the foregoing conditions~~, and~~ may be waived by us or Cubist in whole or in part at any time and from time to time until the Offer shall have expired or been terminated ~~and in the sole discretion of us or Cubist~~, subject in each case to the terms of the Merger Agreement and applicable law. The foregoing conditions shall be determined subject to the principles of contract interpretation and construction under the applicable laws of the State of Delaware, which the parties elected to govern the interpretation and construction of the Merger Agreement. The failure by us or Cubist at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time until the Offer shall have expired or been terminated.”

We have been authorized to confirm, on behalf of each of Cubist and FRD, that:

•                  each of Cubist and FRD is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it is the Staff’s position that each of Cubist and FRD may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (617) 951-7921 with any questions or comments you may have.

Sincerely,

/s/ Paul M. Kinsella

Paul M. Kinsella

cc:                                 Tamara L. Joseph

Cubist Pharmaceuticals, Inc.